DOCIDDC #101952 v14

                         (As filed October 30, 2001)

                                                             File No. 073-00091

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                    Peak Energy Development Corporation LLC

                         Maples & Calder, Ugland House
                 P.O. Box 309 GT, Grand Cayman, Cayman Islands

                    Luannan Peak Heat & Power Company Ltd.
                 Luannan Peak Second Heat & Power Company Ltd.
                             Benchengzhong Street
                 Luannan County, Tangshan City, Hebei Province
                          People's Republic of China
               -------------------------------------------------
                      (Name of foreign utility companies)

                          Alliant Energy Corporation
                          222 West Washington Avenue
                           Madison, Wisconsin 53703
               ------------------------------------------------
                  (Name of filing company if filed on behalf
                         of a foreign utility company)

 The Commission is requested to mail copies of all communications relating to this Notification to:

           Barbara J. Swan                  William T. Baker, Jr., Esq.
           EVP & General Counsel            Thelen, Reid & Priest LLP
           Alliant Energy Corporation       40 West 57th Street
           222 West Washington Avenue       New York, NY 10019
           Madison, Wisconsin 53703

      Alliant Energy Corporation ("Alliant Energy"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), as amended, acting on behalf of each of the entities named in Item 1 below, hereby notifies the Securities and Exchange Commission (the "Commission") that each such entity is, and hereby claims status as, a foreign utility company ("FUCO") within the meaning of Section 33 of the 1935 Act.

ITEM 1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a brief description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

                    Peak Energy Development Corporation LLC
                         Maples & Calder, Ugland House
                 P.O. Box 309 GT, Grand Cayman, Cayman Islands

                    Luannan Peak Heat & Power Company Ltd.
                 Luannan Peak Second Heat & Power Company Ltd.
                             Benchengzhong Street
                 Luannan County, Tangshan City, Hebei Province
                          People's Republic of China

      Grandelight Holding Limited ("Grandelight") is a wholly owned subsidiary of Alliant Energy International, Inc., a wholly-owned subsidiary of Alliant Energy Resources, Inc. and an indirect wholly-owned subsidiary of Alliant Energy. Grandelight owns approximately 83% of the outstanding voting securities of Peak Pacific Investment Co., Ltd ("Peak"), a Singapore corporation engaged in the development, management and operation of power plants in the People's Republic of China ("PRC") under Sino-foreign joint venture arrangements. Peak participates in eight (8) joint ventures in the PRC with PRC enterprise legal persons.1

Peak Energy Development Corporation LLC ("Peak Energy"): is an exempted company established in the Cayman Islands by Peak and Chinamac Pte. Ltd. ("Chinamac"), a limited liability company established under the laws of Singapore. Peak owns 99% of the company stock, and the remaining 1% is owned by Machimpex (Malaysia) Sdn Bhd, an associated company of Chinamac to whom the interest was transferred. Peak Energy owns a majority interest in each of the following two (2) operating joint venture companies:

Luannan Peak Heat & Power Company Ltd. ("EJV1"): is a joint venture between Peak Energy and Luannan County Heat & Power Plant ("Luannan County"), a state-owned enterprise established under the laws of the PRC. Peak Energy owns 87.92% of the joint venture, and the remaining 12.08% is owned by Luannan County. EJV1 is a 50 MW coal fired electric and steam facility in Hebei Province, PRC. Power generated by the facility is sold to the Jing-Jin-Tang Grid of the North China Power Group Company.

Luannan Peak Second Heat & Power Company Ltd. ("EJV2"): is a joint venture between Peak Energy and Tangshan Luanhua Co. (Group) ("Tangshan Luanhua"), a state-owned enterprise established under the laws of the PRC. Peak Energy owns 87.92% of the joint venture, and the remaining 12.08% is owned by Tangshan Luanhua. EJV2 is a 50 MW coal fired electric and steam facility in Hebei Province, PRC. Power generated by the facility is sold to the Jing-Jin-Tang Grid of the North China Power Group Company.

ITEM 2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price by any such domestic associate public-utility company for its interest in the foreign utility company.

      The  following  companies,   each  of  which  is  a  direct  or  indirect
subsidiary of Alliant Energy, are domestic public-utility companies and associate companies of the FUCOs identified in Item 1 above:

                              IES Utilities Inc.
                           Interstate Power Company
                       Wisconsin Power and Light Company
                  South Beloit Water, Gas & Electric Company
                             ATC Management, Inc.
                       American Transmission Company LLC
                         Wisconsin River Power Company

      At present, none of the aforementioned domestic public-utility companies has made an investment in or has any contractual relationship with the FUCOs identified in Item 1 above.


                                   EXHIBIT A
                              State Certification

                                 Inapplicable.

                                   SIGNATURE

      The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                          Alliant Energy Corporation


                          By:  /s/ Barbara J. Swan
                               --------------------
                          Barbara J. Swan
                          Executive Vice President
                          and General Counsel

Date:  October 30, 2001


--------
1     See Form U-57 filed on July 30, 1999 by Alliant Energy in which it claimed "foreign utility company" status on behalf of five (5) development projects of Peak, three (3) of which continue to be active, Henan Yongfeng Electric Power Co. Ltd., Henan Anfeng Electric Power Co. Ltd., and Shijiazhuang Chengfeng Cogen Co. Ltd.; Form U-57 filed on March 21, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Hebei Wuan Peak Coal Heat and Power Co., Ltd.; Form U-57 filed on August 1, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Weifang Ocean Peak Heat and Power Co., Ltd.; Form U-57 filed on August 29, 2001 by Alliant Energy claiming "foreign utility company" status on behalf of Zouping Peak CHP Co., Ltd.; and the entities named in this filing.